Exhibit 99.1

First Phosphate to Ring Nasdaq Opening Bell to Mark Company Listing on the Nasdaq Global Market

Saguenay, Quebec – August 13, 2026 – First Phosphate Corp. (“First Phosphate” or the “Company”) (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to announce that its board and management team will be present at the Nasdaq Market Site (Times Square, New York) on Thursday, August 13, 2026, to ring the Nasdaq Opening Bell in celebration of the Company’s recent listing on the Nasdaq Global Market.

The ceremony recognizes the Company's journey from its founding to a recognized leader in the building and onshoring of a vertically integrated mine-to-market lithium iron phosphate (“LFP”) battery supply chain for North America.

“We are pleased to be able to offer accessibility in the shares of First Phosphate to investors around the world who wish exposure to rare North American igneous phosphate,” says John Passalacqua, CEO of First Phosphate. “It has been our goal since the outset to build Saguenay-Lac-St-Jean, Quebec into the mine-to-market LFP battery valley of North America.”

The Opening Bell ceremony will be broadcast live beginning at 9:15 a.m. ET on Thursday, August 13, 2026 on the Nasdaq website at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

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About First Phosphate Corp.

First Phosphate (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the building and onshoring of a vertically integrated mine-to-market lithium iron phosphate battery supply chain for North America and the Company’s future contributions to such endeavour.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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